Exhibit (k)(6)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (this “Agreement”), effective as of December 9, 2020 (the “Effective Date”), by and between Liberty Street Advisors, Inc., a New York corporation (the “Advisor”), and SharesPost 100 Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company; and

WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement, dated December 9, 2020 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund, which may be amended from time to time, for compensation based on the net asset value of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the expense ratio of each class of the Fund (each, a “Class”) at the level specified in Appendix A hereto; and

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Expense Limitation.

1.1	Applicable Expense Limit. The Advisor agrees to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) (for each Class, “Fund Operating Expenses”) at the levels set forth for each Class in Appendix A attached hereto (for each Class, the “Operating Expense Limit”).

1.2	Method of Computation. To determine the Adviser’s liability with respect to the amount by which Fund Operating Expenses exceed the Operating Expense Limit (for each class, the “Excess Amount”), each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for a Class in any month exceeds the Class’ Operating Expense Limit, the Adviser shall waive or reduce its advisory fee for such quarter by an amount, or remit an amount to the Fund, sufficient to reduce the annualized Fund Operating Expenses for that Class to an amount no higher than the Operating Expense Limit for that Class.

1.3	Reimbursement. The Advisor shall keep a record of the amount of expenses that it waived or reimbursed pursuant to Sections 1.1 and 1.2 hereof (“Prior Expenses”). If at any future date the total expenses of a Class are less than the Excess Amount for that Class, the Advisor shall be entitled to be reimbursed for all or a portion of such Prior Expenses to the extent possible and solely payable from the Excess Amount for that Class. If the expenses subsequently exceed the Operating Expense Limit, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed, to the extent that expenses do not exceed the Operating Expense Limit (unless previously terminated by the Advisor), the Operating Expense Limit shall be applied. Notwithstanding anything in this Section 1.3 to the contrary, the Fund shall not reimburse the Advisor for any Prior Expense pursuant to this Section 1.3 more than three (3) years after the expense was incurred. It is not intended by the Fund or the Advisor that the reimbursement of Prior Expenses pursuant to this Section 1.3 shall be an obligation of the Fund (a) unless and until the total expenses of a Class are less than the Operating Expense Limit for that Class and then only to the extent of the Excess Amount and (b) unless such Prior Expense was incurred less than three (3) years prior to the reimbursement. The Advisor understands that total expenses of the Fund may never be reduced below the applicable Operating Expense Limit and there is no assurance that the Prior Expenses shall be reimbursed.

2.	Term and Termination of Agreement. This Agreement shall continue in effect through the second anniversary of the Effective Date and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees of the Fund. This Agreement shall terminate automatically upon the termination of the Advisory Agreement.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2	Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

SHARESPOST 100 FUND

By:	/s/ Kevin Moss
Name:	Kevin Moss
Title:	President

LIBERTY STREET ADVISORS, INC.

By:	/s/ Victor J Fontana
Name:	Victor J Fontana
Title:	President

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
SharesPost 100 Fund – Class A	2.50%
SharesPost 100 Fund – Class I	2.25%
SharesPost 100 Fund – Class L	2.75%

191